Filed by Associated Banc-Corp
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: State Financial Services Corporation
Commission File Number of Subject Company: 000-18166

Certain matters discussed in this document are “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “believes,” “anticipates” or “expects,” or words of similar import. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, among others, Associated Banc-Corp’s (“Associated”) ability to complete the merger in a timely manner or at all, the failure of State Financial Service Corporation’s (“State Financial”) shareholders to approve the merger, the risk that the business of State Financial will not be integrated successfully into Associated, the risk that the cost savings from the merger may not be fully realized or may take longer to realize than expected, and other factors discussed in the filings of Associated and State Financial with the Securities and Exchange Commission (the “SEC”). Investors should consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

This document may be deemed to be solicitation material in respect of the proposed acquisition of State Financial by Associated. In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed with the SEC. Shareholders of State Financial are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed transaction. After these documents are filed with the SEC, shareholders will be able to obtain them free of charge at the SEC’s website, www.sec.gov, or by requesting them from Associated Banc-Corp, Attn: Corporate Secretary, 1200 Hansen Road, Green Bay, WI 54304 or from State Financial Services Corporation, Attn.: Corporate Secretary, 815 North Water Street, Milwaukee, WI 53202.

Associated and State Financial and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Associated’s directors and executive officers is available in its Proxy Statement filed with the SEC on March 16, 2005, and information regarding State Financial’s directors and executive officers is available in its Proxy Statement filed with the SEC on March 25, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The following statement by Paul S. Beideman, President & Chief Executive Officer of Associated Banc-Corp, was included in an e-mail to employees of Associated Banc-Corp on March 21, 2005.

State Financial Bank
Fast Facts:

•	Founded 1984 in Hales Corners, Wis. (a Milwaukee suburb)

•	Approximately $1.6 billion in assets

•	Has 430 employees

•	29 banking offices total. 15 in Milwaukee & Southeast Wisconsin and 14 offices in Northeast Illinois, including northern Chicago suburbs.

•	Strong complement to Associated branch network providing fill-in between Milwaukee and Chicago

•	Commercial banking focus with strong commercial real estate skills

•	Very good credit quality.

•	Anticipated transaction closing date is fall, 2005

Growing. Stronger. Together.

Dear Associates:

Exciting news! I am pleased to announce that we have entered into an agreement to purchase State Financial Bank headquartered in Milwaukee, Wisconsin. This new partnership enhances our ability to deliver on our corporate vision to become the preferred provider of financial services in the markets we serve. It expands our network of convenient locations in key markets, while also expanding our team to include many talented individuals who share the same performance driven spirit as we do at Associated.

Both companies foster the same commitment to providing outstanding customer service and a dedication to community banking. The addition of State Financial Bank enhances our footprint and increases our banking office locations to over 330. More importantly, it helps us better serve customers in the Southeast part of Wisconsin and down through Northern Illinois. This provides a terrific opportunity to attract new customers and offer even more convenient locations to our existing customers.

A news release regarding this announcement is attached. I look forward to sharing more information about this new partnership over the coming weeks. It’s great to be Associated!

Paul S. Beideman
President and CEO
Associated Banc-Corp